October 23, 2018

Andrew Anagnost
Chief Executive Officer
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

       Re: Autodesk, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2018
           Filed March 22, 2018
           Form 10-Q for the Quarterly Period Ended April 30, 2018 Filed June 8, 2018
           File No. 000-14338

Dear Mr. Anagnost:

       We have reviewed your August 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 3, 2018 letter.

Form 10-Q for the Quarterly Period Ended April 30, 2018

Note 3. Revenue Recognition, page 10

1. We note your response to prior comment 5. Please provide a more specific and comprehensive discussion regarding how your desktop software and related cloud functionality create a collaborative workforce. Provide us with more details regarding your statement that a collaborative design workforce is created.
 Andrew Anagnost
Autodesk, Inc.
October 23, 2018
Page 2

       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 with any questions.



                                                        Sincerely,
FirstName LastNameAndrew Anagnost
                                                        Division of Corporation
Finance
Comapany NameAutodesk, Inc.
                                                        Office of Information
Technologies
October 23, 2018 Page 2                                 and Services
FirstName LastName